FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Diageo plc

(Translation of registrant's name into English)

8 Henrietta Place, London W1G 0NB

(Address of principal executive offices)

indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☒	Form 40-F ☐

indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82 ______

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Diageo plc

(Registrant)

Date 12 November 2009	By	/s/S Arsenić
	Name:	S Arsenić
	Title:	Assistant Company Secretary

List identifying information required to be furnished
by Diageo plc pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act 1934
1 – 31 October 2009

Information	Required by/when

Public Announcements/Press	The Stock Exchange, London

Announcement Company announces sale of shares from treasury. (02 October 2009)	Announcement Company announces lodgement of documents for inspection and result of AGM. (15 October 2009)
Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (02 October 2009)	Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (16 October 2009)
Announcement Company announces sale of shares from treasury. (02 October 2009)	Announcement Company announces filing of 20F. (16 October 2009)
Announcement Company announces sale of shares from treasury. (02 October 2009)	Announcement Messrs Scott and Williams inform the Company of their beneficial interests. (16 October 2009)
Announcement Mr Williams informs the Company of his beneficial interests. (06 October 2009)	Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (21 October 2009)
Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (07 October 2009)	Announcement Company announces Annual Information Update. (21 October 2009)
Announcement Messrs Blazquez, Fennell and Fletcher inform the Company of their beneficial interests. (08 October 2009)	Announcement Dr Humer, Mr Rose and a person discharging managerial responsibilities inform the company of their beneficial interests. (22 October 2009)
Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (09 October 2009)	Announcement Legal and General Assurance (Pensions Management) Limited notifies the Company of its interest. (22 October 2009)
Announcement
Company notified of transactions in respect of the Diageo Share Incentive Plan and Messrs Walsh, Rose and those persons discharging managerial responsibilities inform the Company of their interests therein.
Dr Humer and Mr Stitzer inform the Company of their beneficial interests.
(12 October 2009)
Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (26 October 2009)

Announcement Company issues Interim Management Statement. (14 October 2009)	Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (30 October 2009)
Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (14 October 2009)	Announcement Company announces total voting rights. (30 October 2009)

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	07:00 02-Oct-2009
Number	91804-9450

TO:      Regulatory Information Service

PR Newswire

RE:      PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc ('the Company') announces that it sold 414,925 ordinary shares from treasury on 1 October 2009 to Deutsche Bank AG for cash, at a price of 961 pence per share.

Following the above sale, the Company holds 253,687,078 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,500,232,031.

2 October 2009

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	15:58 02-Oct-2009
Number	91555-DC00

TO:      Regulatory Information Service

PR Newswire

RE:      PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the 'Company') announces that today, it released from treasury 4,543 ordinary shares of 28 101/108 pence each ('Ordinary Shares'), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 976.71 pence per share.

Following this release, the Company holds 253,682,535 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,500,236,574.

02 October 2009

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	16:20 02-Oct-2009
Number	91619-1CD8

TO:      Regulatory Information Service

PR Newswire

RE:      PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc ('the Company') announces that it sold 476,000 ordinary shares from treasury on 2 October 2009 to Credit Suisse Securities (Europe) Limited for cash, at a price of 951 pence per share.

Following the above sale, the Company holds 253,206,535 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,500,712,574.

2 October 2009

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	16:22 02-Oct-2009
Number	91621-45A0

TO:      Regulatory Information Service

PR Newswire

RE:      PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc ('the Company') announces that it sold 374,983 ordinary shares from treasury on 2 October 2009 to Nomura International plc for cash, at a price of 950 pence per share.

Following the above sale, the Company holds 252,831,552 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,501,087,557.

2 October 2009

END

Company	Diageo PLC
TIDM	DGE
Headline	Director/PDMR Shareholding
Released	14:40 06-Oct-2009
Number	91439-D33C

TO: Regulatory Information Service

PR Newswire

RE: Paragraph 3.1.4 of the Disclosure and Transparency Rules

The notifications listed below were received under Paragraph 3.1.2 of the Disclosure and Transparency Rules.

Diageo plc (the 'Company') announces that on 6 October 2009 it received notification that Gareth Williams, a person discharging managerial responsibility ('PDMR'), exercised an option on 1 October 2009 over 29,686 ordinary shares of 28 101/108 pence each ('Ordinary Share') granted on 11 October 2004 at a price per share of £7.07 under the Company's Senior Executive Share Option Plan ('SESOP').

Mr Williams subsequently sold 29,686 Ordinary Shares, on 1 October 2009, at a price per share of £9.70.

As a result of the above transaction the interests of Mr Williams in the Company's Ordinary Shares and American Depositary Shares ('ADS') (excluding options, awards under the Company's LTIPs and interests as a potential beneficiary of the Company's Employee Benefit Trusts) is 244,290 (of which 5,992 are held in the form of ADS*s)

*1 ADS is the equivalent of 4 Ordinary Shares.

P D Tunnacliffe

Company Secretary

6 October 2009

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	15:08 07-Oct-2009
Number	91506-5048

TO:      Regulatory Information Service

PR Newswire

RE:      PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the 'Company') announces that today, it released from treasury 13,713 ordinary shares of 28 101/108 pence each ('Ordinary Shares'), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 976.71 pence per share.

Following this release, the Company holds 252,817,839 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,501,101,270.

07 October 2009

END

Company	Diageo PLC
TIDM	DGE
Headline	Director/PDMR Shareholding
Released	10:13 08-Oct-2009
Number	91009-3A3E

TO:      Regulatory Information Service

PR Newswire

RE:      PARAGRAPH 3.1.4 OF

THE DISCLOSURE RULES

The notification listed below was received under Paragraph 3.1.2 of the Disclosure and Transparency Rules.

Diageo plc (the 'Company') announces that the Persons Discharging Managerial Responsibilities ('PDMRs') named below were today granted options to subscribe for ordinary shares of 28 101/108 pence each in the Company ('Ordinary Shares') under the Company's UK Sharesave Scheme 2000, namely:

Name of PDMR	No. of Ordinary	Dates Option Exercisable between
	Shares

N Blazquez	408	1 December 2014 and 31 May 2015

A Fennell	816	1 December 2014 and 31 May 2015

S Fletcher	1,190	1 December 2012 and 31 May 2013

Each option has been granted at a price of £7.62 per Ordinary Share.

P D Tunnacliffe

Company Secretary

8 October 2009

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	15:19 09-Oct-2009
Number	91518-7AF4

TO:      Regulatory Information Service

PR Newswire

RE:      PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the 'Company') announces that today, it released from treasury 2,880 ordinary shares of 28 101/108 pence each ('Ordinary Shares'), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 976.71 pence per share.

Following this release, the Company holds 252,814,959 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,501,104,150.

09 October 2009

END

Company	Diageo PLC
TIDM	DGE
Headline	Director/PDMR Shareholding
Released	14:32 12-Oct-2009
Number	91431-2D7F

TO:      Regulatory Information Service

PR Newswire

RE:      PARAGRAPH 3.1.4 OF THE DISCLOSURE AND TRANSPARENCY RULES

The notifications listed below were all received under Paragraph 3.1.2 of the Disclosure and Transparency Rules.

Diageo plc (the 'Company') announces that:

1.
it received notification on 12 October 2009 of the following allocations of ordinary shares of 28 101/108 pence each in the Company ('Ordinary Shares') under the Diageo Share Incentive Plan (the 'Plan'), namely:

(i) the following directors of the Company were allocated Ordinary Shares on 12 October 2009 under the Plan, by Diageo Share Ownership Trustees Limited (the 'Trustee'):

Name of Director	Number of Ordinary Shares

N C Rose	19

P S Walsh	19

(ii) the following 'Persons Discharging Managerial Responsibilities' ('PDMR') were allocated Ordinary Shares on 12 October 2009 under the Plan, by the Trustee:

Name of PDMR	Number of Ordinary Shares

N Blazquez	20

S Fletcher	19

D Gosnell	19

J Grover	19

A Morgan	19

G Williams	19

I Wright	19

The number of Ordinary Shares allocated comprises those purchased on behalf of the employee using an amount which the employee has chosen to have deducted from salary ('Sharepurchase') and those awarded to the employee by the Company ('Sharematch') on the basis of one Sharematch Ordinary Share for every two Sharepurchase Ordinary Shares.

The Sharepurchase Ordinary Shares were purchased and the Sharematch Ordinary Shares were awarded at a price per share of £9.73.

The Ordinary Shares are held by the Trustee and in the name of the Trustee. Sharepurchase Ordinary Shares can normally be sold at any time. Sharematch Ordinary Shares cannot normally be disposed of for a period of three years after the award date.

2. it received notification on 12 October 2009 from Dr F B Humer, a director of the Company, that he had purchased 817 Ordinary Shares on 12 October 2009 under an arrangement with the Company, whereby he has agreed to use an amount of £ 8,000 each month, net of tax, from his director's fees to purchase Ordinary Shares. Dr Humer has agreed to retain the Ordinary Shares while he remains a director of the Company.

The Ordinary Shares were purchased at a price per share of £9.73.

3. it received notification on 12 October 2009 from Mr H T Stitzer, a director of the Company, that he had purchased 102 Ordinary Shares on 12 October 2009 under an arrangement with the Company, whereby he has agreed to use an amount of £1,000 each month, net of tax, from his director's fees to purchase Ordinary Shares.

The Ordinary Shares were purchased at a price per share of £9.73.

As a result of the above transactions, interests of directors and PDMRs in the Company's Ordinary Shares (excluding options, awards under the Company's LTIPs and interests as potential beneficiaries of the Company's Employee Benefit Trusts) are as follows:

Name of Director	Number of Ordinary Shares

Dr F B Humer	16,919

N C Rose	454,291

H T Stitzer	7,128

P S Walsh	721,272

Name of PDMR	Number of Ordinary Shares

N Blazquez	43,695

S Fletcher	152,431

D Gosnell	59,885

J Grover	150,033

A Morgan	177,139

G Williams	244,309 (of which 5,992 are held as ADS*)

I Wright	23,006

P D Tunnacliffe

Company Secretary

12 October 2009

*1 ADS is the equivalent of 4 Ordinary Shares.

END

Company	Diageo PLC
TIDM	DGE
Headline	Interim Management Statement
Released	09:45 14-Oct-2009
Number	7443A09

RNS Number : 7443A
Diageo PLC
14 October 2009

14 October 2009

Interim management statement for the three months ended 30 September 2009

Diageo reiterates guidance for low single digit organic operating profit growth in fiscal 2010 following first quarter's trading

In the three months ended 30 September 2009 net sales were down 6% on an organic basis against the comparable period. Net assets were £4,225 million at 30 September 2009, having been £3,936 million at 30 June 2009 reflecting operating profit in the period, some movements on reserves and a small impact from exchange rate movements.

Paul Walsh, Chief Executive of Diageo, commented:

'As we anticipated consumer trends across our markets remain broadly unchanged since the year-end. Therefore net sales in the first quarter of the new financial year have been weak when compared to the strong performance of the first quarter last year. In the first quarter of last year stock levels increased. However this year, stock levels have not risen in the first quarter and in our biggest market, North America, stock levels in our US spirits distributor channel are below those held at 30 June 2009.

'The restructuring programme is on track to deliver the forecast benefit of a £120 million reduction in costs year on year. In addition we continued to benefit from efficiencies in marketing spend and media rate deflation.

'The year has started as we thought it would and we reiterate our guidance for low single digit organic growth in operating profit in fiscal 2010.'

- ENDS -

Investor enquiries:

Catherine James
+44 (0)20 7927 5272

 Nick Temperley
+44 (0)20 7927 4223

Kelly Padgett
+1 202 715 1110

investor.relations@diageo.com

Media enquiries:

James Crampton
+44 (0)20 7927 4613
James.crampton@diageo.com

Forward-looking statements

This document contains 'forward-looking statements'. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. In particular, forward looking statements include all statements that express forecasts, expectations, plans, outlook and projections with respect to future matters, including trends in results of operations, margins, growth rates, overall market trends, the impact of interest or exchange rates, the availability or cost of financing to Diageo, anticipated cost savings or synergies and the completion of Diageo's strategic transactions. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including factors that are outside Diageo's control. All oral and written forward-looking statements made on or after the date of this document and attributable to Diageo are expressly qualified in their entirety by the 'risk factors' contained in Diageo's annual report on Form 20-F for the year ended 30 June 2008 filed with the US Securities and Exchange Commission (SEC). Any forward-looking statements made by or on behalf of Diageo speak only as of the date they are made. Diageo does not undertake to update forward-looking statements to reflect any changes in Diageo's expectations or any changes in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosures that Diageo may make in documents it publishes and/or files with the SEC.  All readers, wherever located, should take note of these disclosures. The information in this document does not constitute an offer to sell or an invitation to buy shares in Diageo plc or any invitation or inducement to engage in any other investment activities.  Past performance cannot be relied upon as a guide to future performance.

This information is provided by RNS
The company news service from the London Stock Exchange

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	10:00 14-Oct-2009
Number	91536-2958

TO:     Regulatory Information Service

PR Newswire

RE:      PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the 'Company') announces that today, it released from treasury 5,614 ordinary shares of 28 101/108 pence each ('Ordinary Shares'), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 976.71 pence per share.

Following this release, the Company holds 252,809,345 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,501,109,764.

14 October 2009

END

Company	Diageo PLC
TIDM	DGE
Headline	Result of AGM
Released	13:30 15-Oct-2009
Number	91324-11F9

TO:      Regulatory Information Service

PR Newswire

RE:      CHAPTER 9 PARAGRAPHS 9.6.3(1) and 9.6.18 OF THE LISTING RULES

 Diageo plc (the 'Company') announces that:

1.
in accordance with Listing Rule 9.6.3(1), two copies of the resolutions (other than those resolutions comprising ordinary business) passed by the Company at its Annual General Meeting (`AGM') held on 14 October 2009 have been lodged today with the UK Listing Authority for publication through the Document Viewing Facility.

2.	voting on the resolutions put to the Company's AGM was as follows (all the resolutions were passed):

Resolution	VOTES FOR	%	VOTES AGAINST	%	VOTE WITHELD

1) Report and Accounts	1,668,904,081	98.02%	33,792,109	1.98%	4,810,804

2) Directors Remuneration Report**	1,581,396,960	95.66%	71,810,694	4.34%	54,296,393

3) Declaration of final dividend	1,706,649,375	99.99%	222,982	0.01%	629,288

4) Re-election of L M Danon	1,694,246,089	99.28%	12,216,970	0.72%	1,030,161

5) Re-election of Lord Hollick	1,693,899,711	99.27%	12,525,442	0.73%	1,070,640

6) Re-election of P S Walsh	1,686,792,407	98.84%	19,714,291	1.16%	994,444

7) Election of P B Bruzelius	1,618,936,726	96.20%	63,972,050	3.80%	24,591,116

8) Election of B D Holden	1,694,691,537	99.31%	11,696,495	0.69%	1,112,726

9) Re-appointment of Auditor	1,679,173,089	99.42%	9,841,253	0.58%	18,478,636

10) Remuneration of Auditor	1,697,218,572	99.69%	5,310,517	0.31%	4,966,704

11) Authority to allot shares	1,554,951,595	91.70%	140,668,382	8.30%	11,875,799

12) Disapplication of pre-emption rights	1,669,881,505	97.98%	34,489,215	2.02%	3,124,373

13) Authority to purchase own shares	1,701,119,438	99.69%	5,353,551	0.31%	1,019,289

14) Authority to make political donations/expenditure**	1,554,182,369	93.21%	113,287,670	6.79%	40,022,239

15) Adoption of Diageo plc 2009 Discretionary Incentive Plan**	1,569,394,907	93.06%	116,988,547	6.94%	21,105,362

16) Adoption of Diageo plc2009 Executive Long Term Incentive Plan**	1,657,203,151	98.54%	24,487,823	1.46%	25,797,802

17) Adoption of 2009 International Sharematch Plan**	1,693,008,530	99.53%	8,033,335	0.47%	6,446,911

18) Authority to establish International Share Plans**	1,670,935,714	98.99%	17,107,170	1.01%	19,445,892

19) Adoption of 2009 Irish Sharesave Scheme**	1,684,041,650	98.97%	17,489,617	1.03%	5,957,509

20) Amendments to the rules of Diageo plc Executive Share Option Plan**	1,630,613,477	96.67%	56,145,893	3.33%	20,729,406

21) Amendments to the rules of Diageo plc 2008 Senior Executive Share Option Plan**	1,636,083,192	97.30%	45,415,289	2.70%	25,990,295

22) Amendments to the rules of Diageo plc Senior Executive Share Option Plan**	1,628,851,779	96.90%	52,098,539	3.10%	26,538,458

23) Reduced notice of a general meeting other than an annual general meeting**	1,611,008,102	94.43%	95,009,701	5.57%	1,470,973

24) Adoption of articles of association**	1,702,487,157	99.79%	3,537,403	0.21%	1,464,216

Notes

*As a percentage of the aggregate of votes For plus votes Against (excluding votes Withheld)

P D Tunnacliffe

Company Secretary

**Resolutions other than those concerning ordinary business

15 October 2009

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	14:02 16-Oct-2009
Number	91359-435D

TO:     Regulatory Information Service

PR Newswire

RE:      PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the 'Company') announces that today, it released from treasury 2,560 ordinary shares of 28 101/108 pence each ('Ordinary Shares'), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 976.71 pence per share.

Following this release, the Company holds 252,806,785 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,501,112,324.

16 October 2009

END

Company	Diageo PLC
TIDM	DGE
Headline	Annual Financial Report
Released	14:19 16-Oct-2009
Number	91415-B261

TO:     Regulatory Information Service

PR Newswire

RE:      FILING OF FORM 20F WITH THE SEC

Diageo plc (the `Company') has recently filed its annual report and accounts on Form 20-F with the U.S. Securities and Exchange Commission. An electronic version of the filing is available on the Company's website at www.diageo.com, and shareholders may request a hard copy of the complete audited financial statements, free of charge, by contacting The Registrar, Diageo plc, Edinburgh Park, 5 Lochside Way, Edinburgh, EH12 9DT.

Paul Tunncliffe

Company Secretary

16 October 2009

END

Company	Diageo PLC
TIDM	DGE
Headline	Director/PDMR Shareholding
Released	15:45 16-Oct-2009
Number	91541-8D85

TO:      Regulatory Information Service

PR Newswire

RE:      Paragraph 3.1.4 of the Disclosure and Transparency Rules

The notification listed below was received under Paragraph 3.1.2 of the Disclosure and Transparency Rules.

Diageo plc (the 'Company') announces that on 16 October 2009 it received notification:

1) that Philip Scott, a director, had purchased 20,000 ordinary shares of 28 101/108 pence each in the Company ('Ordinary Shares') on 16 October 2009, at a price per Ordinary Share of £9.55.

As a result of the above transaction, Mr Scott's interests in the Company's Ordinary Shares is 25,000.

2) that Gareth Williams, a person discharging managerial responsibility ('PDMR'), exercised an option on 15 October 2009 over 36,407 Ordinary Shares granted on 11 October 2004 at a price per share of £7.07 under the Company's Senior Executive Share Option Plan.

Mr Williams subsequently sold 35,207 Ordinary Shares, on 15 October 2009, at a price per share of £9.70. Mr Williams retained the beneficial ownership of the balance of 1,200 Ordinary Shares.

As a result of the above transactions the interests of Mr Williams in the Company's Ordinary Shares and American Depositary Shares ('ADS') (excluding options, awards under the Company's LTIPs and interests as a potential beneficiary of the Company's Employee Benefit Trusts) is 245,509 (of which 5,992 are held in the form of ADSs*)

P D Tunnacliffe

Company Secretary

16 October 2009

*1 ADS is the equivalent of 4 Ordinary Shares.

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	11:48 21-Oct-2009
Number	91147-2E4C

TO:      Regulatory Information Service

PR Newswire

RE:      PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the 'Company') announces that today, it released from treasury 20,455 ordinary shares of 28 101/108 pence each ('Ordinary Shares'), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 976.71 pence per share.

Following this release, the Company holds 252,786,330 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,501,132,779.

21 October 2009

END

Company	Diageo PLC
TIDM	DGE
Headline	Annual Information Update
Released	15:36 21-Oct-2009
Number	91535-00C8

TO:     Regulatory Information Service

PR Newswire

RE:      CHAPTER 5, PARAGRAPH 5.2 OF

THE PROSPECTUS RULES

Annual Information Update for the 12 months up to and including 30 September 2009.

Diageo plc (the 'Company') announces that in accordance with Prospectus Rule 5.2, the following information has been published or made available to the public over the previous 12 months in compliance with laws and rules dealing with the regulation of securities, issues of securities and securities markets.

The following UK regulatory announcements have been made via a Regulatory Information Service.

Time/Date	Code	Name	Headline

29/09/2008 14:29	DGE	Diageo PLC	Transaction in Own Shares

30/09/2008 15:59	DGE	Diageo PLC	Total Voting Rights

01/10/2008 14:27	DGE	Diageo PLC	Director/PDMR Shareholding

01/10/2008 16:53	DGE	Diageo PLC	Transaction in Own Shares

02/10/2008 15:48	DGE	Diageo PLC	Annual Information Update

06/10/2008 13:37	DGE	Diageo PLC	Transaction in Own Shares

09/10/2008 11:01	DGE	Diageo PLC	Director/PDMR Shareholding

10/10/2008 14:12	DGE	Diageo PLC	Director/PDMR Shareholding

15/10/2008 12:56	DGE	Diageo PLC	Interim Management Statement

16/10/2008 15:21	DGE	Diageo PLC	Result of AGM

17/10/2008 07:00	DGE	Diageo PLC	Issue of Debt

17/10/2008 14:55	DGE	Diageo PLC	Transaction in Own Shares

20/10/2008 15:29	DGE	Diageo PLC	Director/PDMR Shareholding

22/10/2008 16:09	DGE	Diageo PLC	Transaction in Own Shares

23/10/2008 13:04	DGE	Diageo PLC	Director/PDMR Shareholding

27/10/2008 15:15	DGE	Diageo PLC	Director/PDMR Shareholding

27/10/2008 16:55	DGE	Diageo PLC	Transaction in Own Shares

28/10/2008 16:45	DGE	Diageo PLC	Transaction in Own Shares

29/10/2008 14:23	DGE	Diageo PLC	Transaction in Own Shares

29/10/2008 16:59	DGE	Diageo PLC	Transaction in Own Shares

30/10/2008 15:00	DGE	Diageo PLC	Director/PDMR Shareholding

30/10/2008 16:36	DGE	Diageo PLC	Transaction in Own Shares

31/10/2008 14:29	DGE	Diageo PLC	Total Voting Rights

31/10/2008 17:10	DGE	Diageo PLC	Transaction in Own Shares

03/11/2008 14:02	DGE	Diageo PLC	Transaction in Own Shares

03/11/2008 17:30	DGE	Diageo PLC	Transaction in Own Shares

04/11/2008 16:34	DGE	Diageo PLC	Transaction in Own Shares

05/11/2008 12:29	DGE	Diageo PLC	Transaction in Own Shares

05/11/2008 16:51	DGE	Diageo PLC	Transaction in Own Shares

06/11/2008 07:00	DGE	Diageo PLC	Investor Conference

06/11/2008 16:37	DGE	Diageo PLC	Transaction in Own Shares

07/11/2008 16:36	DGE	Diageo PLC	Transaction in Own Shares

10/11/2008 07:00	DGE	Diageo PLC	Issue of Debt

10/11/2008 15:28	DGE	Diageo PLC	Director/PDMR Shareholding

10/11/2008 16:45	DGE	Diageo PLC	Transaction in Own Shares

11/11/2008 16:48	DGE	Diageo PLC	Transaction in Own Shares

12/11/2008 15:05	DGE	Diageo PLC	Transaction in Own Shares

12/11/2008 17:10	DGE	Diageo PLC	Transaction in Own Shares

13/11/2008 16:52	DGE	Diageo PLC	Transaction in Own Shares

14/11/2008 16:41	DGE	Diageo PLC	Transaction in Own Shares

17/11/2008 16:41	DGE	Diageo PLC	Transaction in Own Shares

18/11/2008 16:34	DGE	Diageo PLC	Transaction in Own Shares

19/11/2008 17:06	DGE	Diageo PLC	Transaction in Own Shares

20/11/2008 16:37	DGE	Diageo PLC	Transaction in Own Shares

20/11/2008 17:53	83JA	Diageo PLC	FRN Variable Rate Fix

21/11/2008 16:47	DGE	Diageo PLC	Transaction in Own Shares

24/11/2008 13:07	DGE	Diageo PLC	Director/PDMR Shareholding

24/11/2008 16:52	DGE	Diageo PLC	Transaction in Own Shares

25/11/2008 16:42	DGE	Diageo PLC	Transaction in Own Shares

26/11/2008 13:54	DGE	Diageo PLC	Transaction in Own Shares

26/11/2008 16:42	DGE	Diageo PLC	Transaction in Own Shares

27/11/2008 16:43	DGE	Diageo PLC	Transaction in Own Shares

28/11/2008 14:07	DGE	Diageo PLC	Transaction in Own Shares

28/11/2008 14:12	DGE	Diageo PLC	Total Voting Rights

28/11/2008 16:27	DGE	Diageo PLC	Issue of Debt

28/11/2008 16:48	DGE	Diageo PLC	Transaction in Own Shares

01/12/2008 15:00	DGE	Diageo PLC	Director/PDMR Shareholding

01/12/2008 16:53	DGE	Diageo PLC	Transaction in Own Shares

02/12/2008 16:44	DGE	Diageo PLC	Transaction in Own Shares

03/12/2008 13:55	DGE	Diageo PLC	Transaction in Own Shares

03/12/2008 16:49	DGE	Diageo PLC	Transaction in Own Shares

04/12/2008 17:20	DGE	Diageo PLC	Transaction in Own Shares

05/12/2008 12:14	DGE	Diageo PLC	Publication of Final Terms

05/12/2008 16:44	DGE	Diageo PLC	Transaction in Own Shares

08/12/2008 13:22	DGE	Diageo PLC	Transaction in Own Shares

08/12/2008 16:55	DGE	Diageo PLC	Transaction in Own Shares

09/12/2008 13:38	DGE	Diageo PLC	Director/PDMR Shareholding

09/12/2008 16:55	DGE	Diageo PLC	Transaction in Own Shares

10/12/2008 15:51	DGE	Diageo PLC	Director/PDMR Shareholding

10/12/2008 16:57	DGE	Diageo PLC	Transaction in Own Shares

11/12/2008 11:25	DGE	Diageo PLC	Director/PDMR Shareholding

11/12/2008 16:52	DGE	Diageo PLC	Transaction in Own Shares

12/12/2008 14:17	DGE	Diageo PLC	Transaction in Own Shares

12/12/2008 16:50	DGE	Diageo PLC	Transaction in Own Shares

15/12/2008 16:44	DGE	Diageo PLC	Transaction in Own Shares

16/12/2008 16:40	DGE	Diageo PLC	Transaction in Own Shares

17/12/2008 12:50	DGE	Diageo PLC	Transaction in Own Shares

17/12/2008 16:42	DGE	Diageo PLC	Transaction in Own Shares

18/12/2008 15:52	DGE	Diageo PLC	Director/PDMR Shareholding

19/12/2008 15:00	DGE	Diageo PLC	Subsidiary Annual Report and Accounts

19/12/2008 15:01	DGE	Diageo PLC	Transaction in Own Shares

29/12/2008 11:30	DGE	Diageo PLC	Transaction in Own Shares

31/12/2008 11:19	DGE	Diageo PLC	Transaction in Own Shares

31/12/2008 11:57	DGE	Diageo PLC	Total Voting Rights

07/01/2009 14:09	DGE	Diageo PLC	Transaction in Own Shares

12/01/2009 14:59	DGE	Diageo PLC	Director/PDMR Shareholding

21/01/2009 14:28	DGE	Diageo PLC	Transaction in Own Shares

23/01/2009 12:18	DGE	Diageo PLC	Transaction in Own Shares

30/01/2009 15:25	DGE	Diageo PLC	Total Voting Rights

30/01/2009 15:26	DGE	Diageo PLC	Transaction in Own Shares

03/02/2009 14:28	DGE	Diageo PLC	Transaction in Own Shares

06/02/2009 14:21	DGE	Diageo PLC	Transaction in Own Shares

10/02/2009 15:04	DGE	Diageo PLC	Director/PDMR Shareholding

10/02/2009 15:07	DGE	Diageo PLC	Annual Report and Accounts

11/02/2009 14:03	DGE	Diageo PLC	Transaction in Own Shares

12/02/2009 07:00	DGE	Diageo PLC	Half Year Results

13/02/2009 13:46	DGE	Diageo PLC	Transaction in Own Shares

18/02/2009 14:17	DGE	Diageo PLC	Transaction in Own Shares

19/02/2009 15:47	DGE	Diageo PLC	Blocklisting - Interim Review

19/02/2009 16:59	83JA	Diageo PLC	FRN Variable Rate Fix

26/02/2009 07:21	DGE	Diageo PLC	Global distribution agreement

27/02/2009 15:24	DGE	Diageo PLC	Transaction in Own Shares

27/02/2009 15:27	DGE	Diageo PLC	Total Voting Rights

06/03/2009 12:16	DGE	Diageo PLC	Transaction in Own Shares

10/03/2009 14:36	DGE	Diageo PLC	Director/PDMR Shareholding

16/03/2009 14:28	DGE	Diageo PLC	Transaction in Own Shares

18/03/2009 11:50	DGE	Diageo PLC	Transaction in Own Shares

30/03/2009 13:13	DGE	Diageo PLC	Transaction in Own Shares

31/03/2009 12:13	DGE	Diageo PLC	Total Voting Rights

06/04/2009 13:23	DGE	Diageo PLC	Transaction in Own Shares

09/04/2009 13:22	DGE	Diageo PLC	Director/PDMR Shareholding

14/04/2009 13:42	DGE	Diageo PLC	Director/PDMR Shareholding

15/04/2009 13:33	DGE	Diageo PLC	Transaction in Own Shares

17/04/2009 10:52	DGE	Diageo PLC	Transaction in Own Shares

20/04/2009 14:32	DGE	Diageo PLC	Director/PDMR Shareholding

24/04/2009 09:03	DGE	Diageo PLC	Directorate Change

27/04/2009 11:33	DGE	Diageo PLC	Director Declaration

29/04/2009 14:54	DGE	Diageo PLC	Holding(s) in Company

29/04/2009 14:56	DGE	Diageo PLC	Transaction in Own Shares

30/04/2009 11:20	DGE	Diageo PLC	Total Voting Rights

05/05/2009 14:04	DGE	Diageo PLC	Transaction in Own Shares

07/05/2009 07:00	DGE	Diageo PLC	Interim Management Statement

11/05/2009 15:08	DGE	Diageo PLC	Director/PDMR Shareholding

18/05/2009 14:15	DGE	Diageo PLC	Transaction in Own Shares

21/05/2009 10:53	83JA	Diageo PLC	FRN Variable Rate Fix

22/05/2009 11:56	DGE	Diageo PLC	Transaction in Own Shares

27/05/2009 14:58	DGE	Diageo PLC	Transaction in Own Shares

29/05/2009 13:19	DGE	Diageo PLC	Transaction in Own Shares

29/05/2009 13:25	DGE	Diageo PLC	Total Voting Rights

05/06/2009 13:20	DGE	Diageo PLC	Transaction in Own Shares

10/06/2009 16:17	DGE	Diageo PLC	Director/PDMR Shareholding

12/06/2009 13:31	DGE	Diageo PLC	Transaction in Own Shares

24/06/2009 07:04	DGE	Diageo PLC	Changes to Leadership of
Diageo Asia-Pacific

30/06/2009 14:41	DGE	Diageo PLC	Transaction in Own Shares

30/06/2009 14:45	DGE	Diageo PLC	Voting Rights and Capital

01/07/2009 09:15	DGE	Diageo PLC	DIAGEO ANNOUNCES FURTHER RESTRUCTURING

03/07/2009 12:26	DGE	Diageo PLC	Transaction in Own Shares

08/07/2009 12:58	DGE	Diageo PLC	Transaction in Own Shares

10/07/2009 15:30	DGE	Diageo PLC	Director/PDMR Shareholding

13/07/2009 14:04	DGE	Diageo PLC	Transaction in Own Shares

27/07/2009 07:00	DGE	Diageo PLC	Acquisition

31/07/2009 12:25	DGE	Diageo PLC	Transaction in Own Shares

31/07/2009 12:28	DGE	Diageo PLC	Total Voting Rights

03/08/2009 10:31	DGE	Diageo PLC	Transaction in Own Shares

07/08/2009 14:35	DGE	Diageo PLC	Transaction in Own Shares

10/08/2009 15:47	DGE	Diageo PLC	Director/PDMR Shareholding

20/08/2009 17:45	83JA	Diageo PLC	FRN Variable Rate Fix

26/08/2009 11:58	DGE	Diageo PLC	Transaction in Own Shares

27/08/2009 07:00	DGE	Diageo PLC	Final Results

27/08/2009 09:04	DGE	Diageo PLC	Board Appointment

28/08/2009 14:51	DGE	Diageo PLC	Transaction in Own Shares

28/08/2009 14:53	DGE	Diageo PLC	Total Voting Rights

03/09/2009 10:01	DGE	Diageo PLC	Director Declaration

04/09/2009 14:29	DGE	Diageo PLC	Transaction in Own Shares

07/09/2009 14:05	DGE	Diageo PLC	Transaction in Own Shares

08/09/2009 13:52	DGE	Diageo PLC	Transaction in Own Shares

09/09/2009 14:14	DGE	Diageo PLC	Transaction in Own Shares

10/09/2009 15:52	DGE	Diageo PLC	Director/PDMR Shareholding

14/09/2009 13:48	DGE	Diageo PLC	Transaction in Own Shares

14/09/2009 15:51	DGE	Diageo PLC	Annual Report and Accounts

16/09/2009 13:26	DGE	Diageo PLC	Transaction in Own Shares

17/09/2009 15:33	DGE	Diageo PLC	Director/PDMR Shareholding

21/09/2009 07:00	DGE	Diageo PLC	Publication of Prospectus

22/09/2009 14:41	DGE	Diageo PLC	Director/PDMR Shareholding

23/09/2009 14:30	DGE	Diageo PLC	Transaction in Own Shares

30/09/2009 10:36	DGE	Diageo PLC	Director/PDMR Shareholding

30/09/2009 11:53	DGE	Diageo PLC	Transaction in Own Shares

30/09/2009 11:54	DGE	Diageo PLC	Total Voting Rights

Details of all regulatory announcements can be found in full on the Company's price page of the London Stock Exchange website at www.londonstockexchange.com. This information was submitted to other EEA States in compliance with the Company's obligations under Community and national laws and rules dealing with the regulation of securities, issuers of securities and securities markets by virtue of having its transferable securities admitted to trading on regulated markets in Ireland and France.

The Company also submitted filings to the Securities and Exchange Commission ('SEC') in compliance with its obligations under national laws and rules dealing with the regulation of securities, issuers of securities and securities markets by virtue of having its transferable securities admitted to trading on the New York Stock Exchange. Full details of these filings can be found on the SEC's website at www.sec.gov

The Company has submitted filings to Companies House, in relation to the allotment of shares, appointment and resignations of directors, amendments to the Memorandum and Articles of Association and the purchase of its own shares which were either cancelled or held as treasury shares. Copies of these documents can be found on the Companies House website at  www.companieshouse.gov.uk or through Companies House Direct at  www.direct.companieshouse.gov.uk.

The Company's Annual Report for the period ending 30 June 2009 (which was filed with the UKLA Document Viewing Facility on 14 September 2009) can be found on the Company's website, as can 2009 AGM documents.

Further information regarding the Company and its activities is available at  www.diageo.com

A copy of this Annual Information Update and all documents referred to in it can be obtained from the Company's registered office:

The Company Secretarial Department
Diageo plc
8 Henrietta Place
London

W1G 0NB

In accordance with Article 27(3) of the Prospectus Directive Regulation, it is acknowledged that whilst the information referred to above was up to date at the time of publication, such disclosures may, at any time, become out of date due to changing circumstances.

P D Tunnacliffe

Company Secretary

END

Company	Diageo PLC
TIDM	DGE
Headline	Director/PDMR Shareholding
Released	13:50 22-Oct-2009
Number	91348-34C0

TO:	Regulatory Information Service

PR Newswire

RE:	Paragraph 3.1.4 of the Disclosure and Transparency Rules

The notification below was received under Paragraph 3.1.2 of the Disclosure and Transparency Rules.

Diageo plc (the 'Company') announces that it received notification today that the following directors and Person Discharging Managerial Responsibilities ('PDMR'), as participants in the Diageo Dividend Reinvestment Plan (the 'Plan') received ordinary shares of 28 101/108 pence in the Company ('Ordinary Shares') in respect of the final dividend paid on 19 October 2009, as follows:

Name of Director	Number of Ordinary Shares

Dr FB Humer	266

NC Rose	10,162

Name of PDMR

G Williams	48	*

The Ordinary Shares were purchased on 19 October 2009 (with a settlement date of 22 October 2009) at an average price of £9.775.

As a result of the above transaction, these directors' and PDMR's interests in the Company's Ordinary Shares (excluding options, awards under the Company's LTIPs and interests as potential beneficiaries of the Company's employee benefit trusts) have increased as follows:

Name of Director	Number of Ordinary Shares

Dr FB Humer	17,185

NC Rose	464,453

Name of PDMR

G Williams	245,557 (of which 5,992 are held as ADS**)

* In respect of shares held by his son David Rhys Williams.

**1 ADS is the equivalent of 4 Ordinary Shares.

P D Tunnacliffe

Company Secretary

22 October 2009

END

Company	Diageo PLC
TIDM	DGE
Headline	Holding(s) in Company
Released	13:50 22-Oct-2009
Number	91346-1491

TR-1 (i) NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):

2. Reason for the notification                                        State
                                                                     Yes/No

An acquisition or disposal of voting rights

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached

An event changing the breakdown of voting rights

Other (please specify): First notification under DTR Sourcebook

3. Full name of person(s) subject to the notification obligation     Legal &
(iii):                                                            General Group
                                                                    Plc (L&G)

4. Full name of shareholder(s) (if different from 3.) (iv):          Legal &
                                                                     General
                                                                    Assurance
                                                                    (Pensions
                                                                   Management)
                                                                  Limited (PMC)

5. Date of the transaction (and date on which the threshold is      20/10/09 crossed or reached if different) (v):

6. Date on which issuer notified:                                   21/10/09

7. Threshold(s) that is/are crossed or reached:                   From 4% to 3%
                                                                      (L&G)

8. Notified details:

A: Voting rights attached to shares

 Class/    Situation previous to     Resulting situation after the triggering
 type of      the Triggering                    transaction (vii)
 shares      transaction (vi)
   if
possible
using the
ISIN CODE

            Number      Number      Number    Number of voting     % of voting
              of          of          of         rights (ix)         rights
            Shares      Voting      shares
                        Rights
                        (viii)

                                    Direct     Direct   Indirect Direct Indirect
                                                (x)       (xi)

ORD       107,824,143 107,824,143 99,894,002 99,894,002           3.99

   GBP
 0.28935

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of	Expiration	Exercise/	Number of voting	% of
financial	date (xiii)	Conversion	rights that may be	voting
instrument		Period/ Date (xiv)	acquired if the	rights
instrument
is exercised/
converted

Total (A+B)

Number of voting rights		% of voting rights

99,894,002		3.99

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

Legal & General Group Plc (Direct and Indirect) (Group)

Legal & General Investment Management (Holdings) Limited (LGIMH) (Direct and Indirect)

Legal & General Investment Management Limited (Indirect) (LGIM)

Legal & General Group Plc (Direct) (L&G) (93,705,584-3.46% = LGAS, LGPL & PMC)

Legal & General Investment Management (Holdings) Limited (Direct) (LGIMHD)

Legal & General Insurance Holdings Limited (Direct) (LGIH)

Legal & General Assurance (Pensions Management) Limited (PMC)

Legal & General Assurance Society Limited (LGAS & LGPL)

Legal & General Pensions Limited (Direct) (LGPL)

Proxy Voting:

10. Name of the proxy holder:	N/A

11. Number of voting rights proxy holder will cease to hold:	N/A

12. Date on which proxy holder will cease to hold voting rights:	N/A

13. Additional information:	Notification
using the total
voting rights
figure of
2,501,112,324

14. Contact name:	Helen Lewis

15. Contact telephone number:	020 3124 3851

Annex Notification Of Major Interests In Shares (xvi)

A: Identity of the person or legal entity subject to the notification obligation

Full name (including legal form for legal entities)	Diageo plc

Contact address (registered office for legal entities)	8 Henrietta Place
London

W1G 0NB

Phone number	+44 (0) 207 927
5200

Other useful information (at least legal representative for legal persons)

B: Identity of the notifier, if applicable (xvii)

Full name

Contact address

Phone number

Other useful information (e.g. functional relationship with the person or legal entity subject to the notification obligation)

C: Additional information

Notification using the total voting rights figure of 2,501,112,324

Notes

i. This form is to be sent to the issuer or underlying issuer and to be filed with the competent authority.

ii. Either the full name of the legal entity or another method for identifying the issuer or underlying issuer, provided it is reliable and accurate.

iii. This should be the full name of (a) the shareholder; (b) the person acquiring, disposing of or exercising voting rights in the cases provided for in DTR5.2.1 (b) to (h); (c) all the parties to the agreement referred to in DTR5.2.1 (a), or (d) the direct or indirect holder of financial instruments entitled to acquire shares already issued to which voting rights are attached, as appropriate.

In relation to the transactions referred to in points DTR5.2.1 (b) to (h), the following list is provided as indication of the persons who should be mentioned:

- in the circumstances foreseen in DTR5.2.1 (b), the person that acquires the voting rights and is entitled to exercise them under the agreement and the natural person or legal entity who is transferring temporarily for consideration the voting rights;

- in the circumstances foreseen in DTR 5.2.1 (c), the person holding the collateral, provided the person or entity controls the voting rights and declares its intention of exercising them, and person lodging the collateral under these conditions;

- in the circumstances foreseen in DTR5.2.1(d), the person who has a life interest in shares if that person is entitled to exercise the voting rights attached to the shares and the person who is disposing of the voting rights when the life interest is created;

- in the circumstances foreseen in DTR5.2.1 (e), the parent undertaking and, provided it has a notification duty at an individual level under DTR 5.1, under DTR5.2.1 (a) to (d) or under a combination of any of those situations, the controlled undertaking;

- in the circumstances foreseen in DTR5.2.1 (f), the deposit taker of the shares, if he can exercise the voting rights attached to the shares deposited with him at his discretion, and the depositor of the shares allowing the deposit taker to exercise the voting rights at his discretion;

- in the circumstances foreseen in DTR5.2.1 (g), the person that controls the voting rights;

- in the circumstances foreseen in DTR5.2.1 (h), the proxy holder, if he can exercise the voting rights at his discretion, and the shareholder who has given his proxy to the proxy holder allowing the latter to exercise the voting rights at his discretion.

iv. Applicable in the cases provided for in DTR 5.2.1 (b) to (h). This should be the full name of the shareholder or holder of financial instruments who is the counterparty to the natural person or legal entity referred to in DTR5.2.

v. The date of the transaction should normally be, in the case of an on exchange transaction, the date on which the matching of orders occurs; in the case of an off exchange transaction, date of the entering into an agreement.

The date on which threshold is crossed should normally be the date on which the acquisition, disposal or possibility to exercise voting rights takes effect (see DTR 5.1.1R (3)). For passive crossings, the date when the corporate event took effect. [DEL::DEL]

These dates will usually be the same unless the transaction is subject to a condition beyond the control of the parties.

vi. Please refer to the situation disclosed in the previous notification, In case the situation previous to the triggering transaction was below 3%, please state `below 3%'.

vii. If the holding has fallen below the minimum threshold , the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is less than 3%.

For the case provided for in DTR5.2.1(a), there should be no disclosure of individual holdings per party to the agreement unless a party individually crosses or reaches an Article 9 threshold. This applies upon entering into, introducing changes to or terminating an agreement.

viii. Direct and indirect

ix In case of combined holdings of shares with voting rights attached `direct holding' and voting rights `indirect holdings', please split the voting rights number and percentage into the direct and indirect columns-if there is no combined holdings, please leave the relevant box blank.

x Voting rights attached to shares in respect of which the notifying party is a direct shareholder (DTR 5.1)

xi. Voting rights held by the notifying party as an indirect shareholder (DTR 5.2.1)

xii If the holding has fallen below the minimum threshold, the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is below 3%.

xiii date of maturity / expiration of the finical instrument i.e. the date when the right to acquire shares ends.

xiv If the financial instrument has such a period-please specify the period- for example once every three months starting from the [date]

xv. The notification should include the name(s) of the controlled undertakings through which the voting rights are held. The notification should also include the amount of voting rights and the percentage held by each controlled undertaking, insofar as individually the controlled undertaking holds 3% or more, and insofar as the notification by the parent undertaking is intended to cover the notification obligations of the controlled undertaking.

xvi. This annex is only to be filed with the competent authority.

xvii. Whenever another person makes the notification on behalf of the shareholder or the natural person/legal entity referred to in DTR5.2 and DTR5.3.

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	14:11 26-Oct-2009
Number	91410-BCB1

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the 'Company') announces that today, it released from treasury 1,020 ordinary shares of 28 101/108 pence each ('Ordinary Shares'), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 976.71 pence per share.

Following this release, the Company holds 252,785,310 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,501,133,799.

26 October 2009

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	14:14 30-Oct-2009
Number	91413-07B9

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the 'Company') announces that today, it released from treasury 15,412 ordinary shares of 28 101/108 pence each ('Ordinary Shares'), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 976.71 pence per share.

Following this release, the Company holds 252,769,898 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,501,149,211.

30 October 2009

END

Company	Diageo PLC
TIDM	DGE
Headline	Total Voting Rights
Released	14:15 30-Oct-2009
Number	91414-24CA

TO:	Regulatory Information Service

PR Newswire

RE:	Paragraph 5.6.1 of the Disclosure and Transparency Rules

Diageo plc - Voting Rights and Capital

In conformity with Paragraph 5.6.1 of the Disclosure and Transparency Rules Diageo plc (the 'Company') would like to notify the market of the following:

The Company's issued capital consists of 2,753,919,109 ordinary shares of 28 101/108 pence each ('Ordinary Shares') with voting rights, which includes 252,769,898 Ordinary Shares held in Treasury.

Therefore, the total number of voting rights in the Company is 2,501,149,211and this figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FSA's Disclosure and Transparency Rules.

30 October 2009

END